FOIA Confidential Treatment Request

Confidential Treatment Requested by Hilltop Holdings Inc. Pursuant to 17 C.F.R. §200.83

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*]”.

Hilltop Holdings Inc. 200 Crescent Court, Suite 1330 Dallas, Texas 75201 Tel: 214.855.2177 Fax: 214.855.2173 www.hilltop-holdings.com NYSE: HTH

November 15, 2013	Via EDGAR & Federal Express

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hilltop Holdings Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed on March 15, 2013
Response Filed September 3, 2013
File No. 001-31987

Ladies and Gentlemen:

Hilltop Holdings Inc., a Maryland corporation (the “Company”), hereby files via EDGAR with the United States Securities and Exchange Commission (the “Commission”) the following responses to the Staff’s comments in a letter to the Company dated September 23, 2013 (the “Comment Letter”).  For your convenience, we have repeated each comment prior to the applicable response.

Confidential Treatment

In response to comment No. 2 of the Comment Letter, the Company is providing certain information to the Staff of the Commission on a confidential, supplemental basis pursuant to Rule 12b-4 promulgated under the Securities Act of 1934, as amended (“Rule 12b-4”).  Accordingly, this supplemental information is not filed with this response letter.  The Company respectfully requests that this information be returned to the Company promptly upon completion of the Staff’s review pursuant to Rule 12b-4.

Additionally, in accordance with Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83 (“Rule 83”), because of their commercially sensitive nature, the Company hereby requests, and has accompanied this letter with a request for confidential treatment of this supplemental information, as well as selected portions of this letter.  Please promptly inform the Company of any request for any or all of the supplemental information or the selected portions of this letter made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate its request for confidential treatment in accordance with Rule 83.

Confidential Treatment Requested by Hilltop Holdings Inc. Pursuant to 17 C.F.R. §200.83

United States Securities and Exchange Commission

November 15, 2013

The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83. For the Staff’s reference, the Company has enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

Any questions or notifications with respect to this request for confidential treatment should be directed to Corey Prestidge at 214-855-2177 (telephone) or 214-580-5722 (fax).

Consolidated Financial Statements of Hilltop Holdings, Inc. and Subsidiaries

Form 10-K for Fiscal Year Ended December 31, 2012

Note 16. Other Contingencies, page F-42

1.              Please refer to the response to comment 1 of our August 13, 2013 letter. We note the discussion of the amount of sold loans related to specific investor claims and the related liability. Please tell us and revise future filings to disclose the total amount of loans sold that is subject to repurchase and not only those for which investors have made claims.

Response:  We have expanded our disclosures related to the amount of loans sold to investors by the mortgage origination segment and our liability from indemnification claims made by investors on these loans.  The following disclosure was provided in our Quarterly Report on Form 10-Q for fiscal quarter ended September 30, 2013, commencing on page 54.

Between January 1, 2005, and September 30, 2013, the mortgage origination segment sold mortgage loans totaling $53.2 billion. These loans were sold under sales contracts that generally include provisions which hold the mortgage origination segment responsible for errors or omissions relating to its representations and warranties that loans sold meet certain requirements, including representations as to underwriting standards and the validity of certain borrower representations in connection with the loan. In addition, the sales contracts typically require the refund of purchased servicing rights plus certain investor servicing costs if a loan experiences an early payment default. While the mortgage origination segment sold loans prior to 2005, it has not experienced, nor does it anticipate experiencing, significant losses on loans originated prior to 2005 as a result of investor claims under these provisions of its sales contracts.

When an investor claim for indemnification of a loan sold is made, we evaluate the claim and determine if the claim can be satisfied through additional documentation or other deliverables. If the claim cannot be satisfied in that matter, we negotiate with the investor to reach a settlement of the claim. Settlements typically result in either the repurchase of a loan or reimbursement to the investor for losses incurred on the loan. Following is a summary of the mortgage origination segments claims resolution activity relating to loans sold between January 1, 2005, and September 30, 2013 (dollars in thousands).

Confidential Treatment Requested by Hilltop Holdings Inc. Pursuant to 17 C.F.R. §200.83

United States Securities and Exchange Commission

November 15, 2013

	Original Loan Balance		Loss Recognized
		% of		% of
		Loans		Loans
	Amount	Sold	Amount	Sold
Claims resolved with no payment	$127,287	0.24%	$—	0.00%

Claims resolved as a result of a loan repurchase or payment to an investor for losses incurred (1)	165,497	0.31%	21,114	0.04%
	$292,784	0.55%	$21,114	0.04%

(1) Losses incurred include refunded purchased servicing rights.

At September 30, 2013, and December 31, 2012, the mortgage origination segment’s indemnification liability reserve totaled $21.0 million and $19.0 million, respectively. The related provision for indemnification losses was $0.9 million and $2.8 million for the three and nine months ended September 30, 2013, respectively.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Note 18. Segment and Related Information, page 35

2.              Please refer to the response to comment 2 of our August 13, 2013 letter and address the following:

•                  We note the analyses provided in response to the comment provide industry information on the assumptions the company uses to manage the insurance segment and in consideration of the potential for goodwill impairment within that segment. Please provide us a narrative that describes how the assumptions set forth in the response support the amount of recorded goodwill in the segment. Discuss in more detail how each of the assumptions identified was determined, why it is reasonable and how it reflects the operating results of the segment from 2008 to the present. Discuss how your assumptions have evolved over those periods, as applicable. Please be specific. We note that the segment has reported losses in each period since 2008 and that those losses appear to exceed the recorded value of goodwill in the segment.

Response:  Prior to our acquisition of PlainsCapital Corporation in November of 2012, we had one operating and reportable segment.  This operating segment was comprised of two reporting units; Hilltop Holdings Inc. (the holding company) and NLACSO, Inc. (the insurance reporting unit).

The holding company’s operations consist of a small team of dedicated employees, including a management team, who are responsible for pursuing strategic investment opportunities, such as acquisitions, in the financial services industry.  The holding company’s acquisition strategy is to maintain an independence of the acquired operating entities, and is focused primarily on financial institutions.  NLASCO, Inc., a corporation that specializes in providing fire and homeowners insurance to low value dwellings and manufactured homes primarily in Texas and other areas of the south, southeastern and southwestern United States was one of such acquisitions

Confidential Treatment Requested by Hilltop Holdings Inc. Pursuant to 17 C.F.R. §200.83

United States Securities and Exchange Commission

November 15, 2013

consummated in 2007.  Over the past five years, the holding company has continued to execute on its original strategy and has incurred costs in pursuit of other acquisitions. The Company was successful in its original strategy in acquiring PlainsCapital Corporation, a diversified bank holding company, on November 30, 2012.  During fiscal year 2012, we also created new segments based on the information required by the chief operating decision makers in consideration of the multiple operating units created by that acquisition.

The holding company’s only source of earnings is investment returns earned on our investment portfolio, which was established following our sale of the manufactured home communities business and our retail sales and financing business in 2007.  The holding company’s operating expenses consisted of operating and third party costs incurred in connection with the identification of acquisition targets and the performance of due diligence.  The holding company has generated operating losses in each year since 2008 and during the six month period ended June 30, 2013.  The holding company has no goodwill.  When we performed our step 1 goodwill impairment assessments at December 31, 2011 and 2012, however, we have considered the fair value of the holding company reporting unit as part of our reconciliation of the reporting unit fair values to our total equity fair value.

Our insurance reporting unit includes the operations of our insurance entities specializing in providing fire and homeowners insurance to low value dwellings and manufactured homes primarily in Texas and other areas of the south, southeastern and southwestern United States. The location of the properties we insure can be impacted by storm and tornado activities.  Our historical experience and market data suggests that major catastrophic insured losses occur for our insured properties, on average, every five years.  As a result, our insurance reporting unit’s operating results can be significantly impacted by the occurrence of catastrophic insured losses. Our insurance reporting unit generated income before taxes in 2009, 2010 and 2011 but generated small losses before income taxes in both 2008 and 2012.  These operating results are summarized in the table below.

Our insurance reporting unit was established in 2007 through a single acquisition.  At the time of the acquisition, we recognized $24M of goodwill.  When we performed our step 1 goodwill impairment assessments as of December 31, 2011 and 2012, we determined the fair value of our insurance reporting unit using an income approach, which we discuss in more detail below.

For regulatory and other strategic operating reasons, we have maintained separate employee groups (including management and regulatory functions), systems, facilities and infrastructure for our insurance reporting unit.  Accordingly, we do not have any significant shared costs, assets or liabilities between our insurance and the holding company reporting units.  Therefore, when we perform our step 1 impairment assessments at December 31, 2011 and 2012, we did not allocate any assets between those reporting units.

Confidential Treatment Requested by Hilltop Holdings Inc. Pursuant to 17 C.F.R. §200.83

United States Securities and Exchange Commission

November 15, 2013

The table below provides discrete information of the carrying values of assets and liabilities and the total net income for the two units for the past five years.

Hilltop Holdings Inc.

Reporting units discrete information

(in millions)

	2012		2011		2010		2009		2008
	Holding Co	Insurance	Holding Co	Insurance	Holding Co	Insurance	Holding Co	Insurance	Holding Co	Insurance
Total Assets	$1,241	$306	$755	$317	$748	$325	$884	$278	$888	$269
Net Assets	1,144	125	655	127	653	126	784	117	791	106
Net Income	(11)	(2)	(7)	0.05	(8)	7	(9)	7	(20)	(3)

Valuation Approach for goodwill impairment assessment purpose:

[*]

Confidential Information Response

In response to the Staff’s comment, the Company has enclosed with the paper copy of this letter the Company’s discounted cash flow model (the “Supplemental Materials”).  The specific assumptions used in the discounted cash flow model were discussed above.

The Supplemental Materials are being provided to the Staff on a confidential basis pursuant to Rule 12b-4 and, accordingly, such Supplemental Materials are not filed with this response.  In accordance with Rule 12b-4, the Company hereby requests that these Supplemental Materials be returned promptly following completion of the Staff’s review thereof.

In addition, due to their sensitive commercial nature, the Company is requesting confidential treatment for the Supplemental Materials under the Freedom of Information Act, as amended, in accordance with Rule 83. Please promptly inform the Company of any request for any or all of the Supplemental Materials made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate its request for confidential treatment in accordance with Rule 83.

Confidential Treatment Requested by Hilltop Holdings Inc. Pursuant to 17 C.F.R. §200.83

United States Securities and Exchange Commission

November 15, 2013

•                  Please provide us your discounted cash flow (DCF) analyses for the insurance segment for each period included in your Form 10-K. See the bullet point immediately preceding this one and identify the specific assumptions used in your DCF analyses and discuss how they represent those that a market participant would use.

Response:  See our response immediately above.

•                  Please describe to us the process you use to assign assets and liabilities to reporting units and provide us a quantified list of the specific assets and liabilities assigned to each of your reporting units in your impairment analyses for each period included in your Form 10-K.

Response:  Detailed lists of our assets and liabilities for each period are provided below:

Hilltop Holdings

Holding Company and Insurance Reporting Unit Assets and Liabilities

For Years Ended 2012 - 20008

	12/31/12		12/31/11		12/31/10		12/31/09		12/31/08
	Holdings Co	Insurance	Holdings Co	Insurance	Holdings Co	Insurance	Holdings Co	Insurance	Holdings Co	Insurance
	December	December	December	December	December	December	December	December	December	December

Assets
Cash and due from banks	204,754	56,735	533,374	45,146	601,404	48,035	737,000	53,013	734,778	33,099
Securities - Available for sale, at fair value	64,082	146,702	70,513	160,984	—	148,966	—	129,968	—	138,568
Insurance premiums receivable	—	24,615	—	24,390	—	22,490	—	20,955	—	20,462
Deferred policy acquisition costs	—	19,812	—	19,182	—	17,237	—	15,745	—	15,935
Reinsurance receivable, net of uncollectible amounts	—	18,567	—	25,861	—	45,655	—	21,769	—	16,944
Premises and equipment, net	—	2,372	—	2,128	—	2,021	—	1,845	—	350
Other assets, primarily investment in subsidiary	972,289	4,967	150,901	6,162	147,079	5,953	147,276	(1,559)	153,478	5,365
Goodwill	—	23,988	—	23,988	—	23,988	—	23,988	—	23,988
Other intangible assets, net	—	7,941	—	9,074	—	10,599	—	12,241	—	14,002
Total assets	1,241,125	305,699	754,788	316,914	748,483	324,943	884,276	277,964	888,255	268,713

Liabilities and Stockholders’ Equity
Reserve for loss and loss adjustment expenses	—	34,012	—	44,835	—	58,882	—	33,779.76	—	34,023.25
Unearned insurance premiums	—	82,598	—	80,661	—	72,814	—	68,144.78	—	68,450.96
Notes payable	90,850	47,500	90,850	47,500	90,850	47,500	90,850	47,500	90,850	47,518
Other liabilities	5,779	16,304	8,556	17,468	4,578	20,120	9,651	11,799	5,951	13,178
Total liabilities	96,629	180,414	99,406	190,464	95,428	199,315	100,501	161,224	96,801	163,171

Total stockholders’ equity	1,144,496	125,285	655,382	126,450	653,055	125,627	783,775	116,740	791,454	105,543
Total liabilities and stockholders’ equity	1,241,125	305,699	754,788	316,914	748,483	324,943	884,276	277,964	888,255	268,713

Confidential Treatment Requested by Hilltop Holdings Inc. Pursuant to 17 C.F.R. §200.83

United States Securities and Exchange Commission

November 15, 2013

•                  We note in your supplemental materials reference to certain amounts in the second to last paragraph on page 17. Please tell us how the information in that paragraph was determined and its source.

Response:  The amounts in the second to last paragraph on page 17 were calculated as follows:

Hilltop Holdings Parent Only (in thousands)
Cash and due from banks	$533,374
Available for sales securities, at fair value	70,513
Total cash and available for sale securities	603,887

Notes payable	90,850
Net Cash	$513,037

Market Capitalization	$477,432
Net cash in excess of market capitalization	35,605

Shares outstanding	56,501

Net cash in excess of market capitalization per share	$0.63

•                  Please provide us the company’s market capitalization at December 31 for each period from 2012 through 2008 and at June 30, 2013. Compare those amounts to total equity at each of those dates.

Response:  The market capitalization of the Company is reflected in the table below:

	Market	Common	Preferred	Total
Date	Cap	Equity	Equity	Equity
06/30/13	1,376,876	1,056,827	114,068	1,170,895
12/31/12	1,130,419	1,030,428	114,068	1,144,496
12/31/11	477,432	655,383	—	655,383
12/31/10	560,434	653,055	—	653,055
12/31/09	657,490	664,669	119,108	783,777
12/31/08	549,877	672,347	119,108	791,455

•                  Please provide an expanded discussion of the combined ratio assumptions set forth in the response and compare them to the historical ratios for each period presented.

Response:  See our prior response commencing on page 7 hereof.

Confidential Treatment Requested by Hilltop Holdings Inc. Pursuant to 17 C.F.R. §200.83

United States Securities and Exchange Commission

November 15, 2013

•                  Please tell us in more detail how you determined the discount rate identified in the response. Also, tell us how your conclusion regarding goodwill impairment would have changed had the discount rate been one and two basis points higher.

Response:  See our prior response commencing on page 5 hereof.

If any members of the Staff have any questions concerning the responses above or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-2171.

Very truly yours,

/s/ DARREN PARMENTER

Darren Parmenter
Senior Vice President - Finance

CGP:cp

cc:	John P. Nolan
Paul Cline
U.S. Securities and Exchange Commission